Dog Parker Inc.

Independent Auditor's Review Report on Financial Statements

Year Ended December 31, 2016 and 2015

Ayzenberg CPA, PLLC

287 Spring Street
New York, NY 10013
T: 646-442-5767; F: 866-810-6215
info@cpa-esq.com

Contents

DANIEL AYZENBERG
E S Q / C P A

287 Spring Street
New York, NY 10013
P: 718-431-3193
F: 866-810-6215

Independent Auditor's Review Report on Financial Statements

Owners of Dog Parker Inc.
586 Vanderbilt Ave 1
Brooklyn, NY 11238

October 30th, 2017

We have reviewed the accompanying financial statements of Dog Parker Inc., which comprise the balance sheet as of December 31, 2016 and 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the 2016 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Date: October 30th, 2017
New York, NY 10013

Daniel Ayzenberg CPA
Ayzenberg CPA, PLLC

Dog Parker Inc.
Income Statement for year ended December 31, 2016 and 2015
(in US dollars)

	2016	2015
Income		
Service Income	622	-
Total Income	**622**	**-**
Cost of Goods Sold	14,547	-
Gross profit	**(13,925)**	**-**
Expenses		
Payroll Expenses	137,153	-
Marketing	126,224	-
R&D	96,358	-
Legal & Professional Fees	40,708	6,000
Office and Administrative Expenses	21,552	459
Rent Expense	17,912	6,683
Amortization	17,191	2,343
Travel	9,827	-
Insurance	5,467	-
Employee Benefits	2,896	-
Depreciation	1,821	-
Total Expenses	**477,109**	**15,485**
Net Operating Income	**(491,034)**	**(15,485)**
Other Income		
Grants and Competition Awards	22,400	-
Net Income	**(468,634)**	**(15,485)**

See Accompanying Auditor’s Report and Notes to Financial Statements.

Dog Parker Inc.
Balance Sheet Statement as of December 31, 2016 and 2015
(in US dollars)

	As of Dec 31, 2016	As of Dec 31, 2015
ASSETS		
Current Assets		
Cash in bank	730,102	38
Total Current Assets	**730,102**	**38**
Fixed Assets		
Fixed Assets	9,093	-
Accumulated Depreciation	(1,821)	-
Total Fixed Assets	**7,272**	**-**
Other Assets		
Intangible Assets	51,617	-
Start Up Costs	23,431	23,431
Accumulated Amortization	(19,534)	(2,343)
Security Deposits	20,000	-
Total Other Assets	**75,514**	**21,088**
TOTAL ASSETS	**812,888**	**21,126**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	6,543	-
Total Current Liabilities	**6,543**	**-**
Equity		
Capital Stock	200	200
Additional Paid In Capital	1,305,000	36,411
Change in accounting policies adjustment	(14,736)	-
Retained Earnings	(15,485)	-
Net Income	(468,634)	(15,485)
Total Equity	**806,345**	**21,126**
TOTAL LIABILITIES AND EQUITY	**812,888**	**21,126**

See Accompanying Auditor's Report and Notes to Financial Statements.

Dog Parker Inc.
Statement of Cash Flows for year ended December 31, 2016 and 2015
(in US dollars)

	2016	2015
OPERATING ACTIVITIES		
Net Income	(468,634)	(15,485)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation	1,821	-
Accumulated Amortization	17,191	2,343
Credit Cards Payable	6,543	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**25,555**	**2,343**
Net cash provided by operating activities	**(443,079)**	**(13,142)**
INVESTING ACTIVITIES		
Purchase of Fixed Assets	(9,093)	-
Intangible Assets	(51,617)	-
Security Deposit	(20,000)	-
Net cash provided by investing activities	**(80,709)**	**-**
FINANCING ACTIVITIES		
Change in accounting policies adjustment	(51,147)	13,125
Paid in Capital	1,305,000	-
Net cash provided by financing activities	**1,253,853**	**13,125**
Net cash increase for period	**730,065**	**(17)**
Cash at beginning of period	**38**	**55**
Cash at end of period	**730,103**	**38**

See Accompanying Auditor's Report and Notes to Financial Statements.

Dog Parker Inc.
Statement of Change in Equity for year ended December 31, 2016 and 2015
(in US dollars)

	Capital Stock	Paid in Capital	Change in accounting policies adjustment	Retained Earnings	Total Equity
Balance as at January 1, 2015	200	-	-	-	200
Issue of shares	-	36,411	-	-	36,411
Net Loss	-	-	-	(15,485)	(15,485)
Balance as at December 31, 2015	**200**	**36,411**	-	**(15,485)**	21,126
Change in accounting policies adjustment	-	(36,411)	(14,736)	-	(51,147)
Issue of shares	-	1,305,000	-	-	1,305,000
Net Loss	-	-	-	(468,634)	(468,634)
Balance as at December 31, 2016	**200**	**1,305,000**	**(14,736)**	**(484,119)**	806,345

October 30th, 2017
Date

Chelsea Brownridge
President

See Accompanying Auditor's Report and Notes to Financial Statements.

(in US dollars)

Note 1 – Organization and Business Operations

Dog Parker Inc. ("Dog Parker" or "the Company") was formed in December of 2014 in the state of New York as an S-Corporation for the tax purposes. In July 2016 the company was merged into Dog Parker Inc a Delaware C-Corporation which was formed in April 2016.

Dog Parker develops and produces a smart dog house which can be located outside of storefronts and provides a safe and comfortable place for a dog to stay.

Note 2 – Entity Ownership Structure

As of December 31, 2016, the ownership structure of the company was as follows:

	% of ownership
Chelsea Brownridge	54.91%
Benslie International Limited	13.60%
Todd Schechter	6.46%
ERA Investors Fund 5, LLC	6.80%
Option Pool	10.35%
Other Investors (less than 5% ownership)	7.88%
Total	**100.00%**

As of December 31, 2015, Chelsea Brownridge was the only owner of the company.

Note 3 – Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements of Dog Parker have been prepared in conformity with generally accepted accounting principles (GAAP).

Dog Parker does not maintain allowance for doubtful accounts.

Fixed assets are stated at cost. The cost of a depreciable asset is allocated to expense over the asset's anticipated useful life in a systematic and rational manner. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets which ranges from 5 to 15 years. Dog Parker depreciates its assets using the mid-quarter convention in the first year the assets are placed in service. Dog Parker capitalizes all purchases of property and equipment in excess of $500. Those assets

(in US dollars)

placed in service after December 31, 1980 are being depreciated using the modified accelerated cost recovery system (for tax purposes).

Trademarks and licenses acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 15 to 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

In the balance sheet, assets and liabilities are segregated into current and noncurrent amounts. Total amounts of current assets and current liabilities are presented.

Revenues are recognized based on accrual accounting in accordance with generally accepted accounting principles (GAAP). Revenues are recognized when earned, regardless of the timing of cash receipts. Revenue is considered earned when the Company has substantially met its obligation to be entitled to the benefits represented by the revenue. Deposits, advance payments and progress payments for programs or activities to be conducted primarily in the next fiscal year are classified as unearned revenues and are recognized as revenue only when the revenue producing event has occurred.

Note 4 – Cash

Dog Parker defines cash and cash equivalents as bank demand deposits, savings accounts; Dog Parker maintains all its cash and cash equivalents at Chase and Capital One banks and PayPal account and is covered under the Federal Deposit Insurance Corporation (FDIC) for up to $250,000.

Note 5 – Change in Accounting Policies

Because of the merger, described in Note 1, the company changed its accounting and tax policies. The main reason for the change is a different tax classification of the corporation. As a result of this change the company made an adjustment to reflect change in accounting policies.

Note 6 – Fixed Assets

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Computers	9,093	-
Less accumulated depreciation	(1,821)	-
Total	**7,272**	**-**

(in US dollars)

Depreciation expense for the years ended December 31, 2016 and 2015 was $1,821 and $0, respectively.

Note 7 – Intangible Assets

Intangible assets include expenditure on research activities, patents, licenses, and trademarks. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design to produce new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Amortization is based on the cost of an asset less its residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.

Note 8 – Start Up Costs

Startup costs are costs the company incurred in its activities in preparing to begin its active conduct. These costs include organization costs to form the entity and initial expenditures for research and development.

Note 9 – Paid in Capital

During 2016 In series seed financing the company issued shares to various investors for a total amount of $1,305,000. Additional Paid in Capital account represents the excess paid by an investor over and above the par-value price of a stock issue.

Note 10 – Income Taxes

Dog Parker's tax year ends on December 31th. For the tax year ending on December 31th, 2016 Dog Parker filed its corporate tax return. As of December, 31 2016 the Company has Net Operating Loss carryover for tax purposes in amount of $440,641. This loss will be used against future Company's income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the

(in US dollars)

Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Note 11 – Cost of Goods Sold

	2016	2015
Delivery & Installation	8,843	-
Internet Connection	3,537	-
Manufacturing	751	-
Hardware servicing	744	-
Sanitation & Maintenance	672	-
Total Cost of Goods Sold	**14,547**	**-**

Note 12 – Payroll Expenses

	2016	2015
Salaries and Wages	107,260	-
Payroll Taxes	15,044	-
Bonus Payment	13,638	-
Payroll Processing Fees	1,211	-
Total Payroll Expenses	**137,153**	**-**

Note 13 – Marketing

	2016	2015
Marketing consultants	63,835	-
B2C Marketing	20,280	-
Branding	36,599	-
Photography	800	-
PR	2,165	-
Video Production	2,545	-
Total Service Income	**126,224**	**-**

(in US dollars)

Note 14 – Office and Administrative Expenses

	2016	2015
Office Expenses	8,192	459
Dues & Subscriptions	7,559	-
Meals and Entertainment	1,766	-
Computers	1,446	-
Stationery & Printing	775	-
Postage and Delivery	500	-
Bank Charges	242	-
Professional Development	94	-
Merchant Fees	78	-
Total Office and Administrative Expenses	**20,652**	**459**

Note 15 – Legal and Professional Fees

	2016	2015
Legal Expenses	19,068	6,000
Accounting	2,340	-
Designers	19,300	-
Total Legal and Professional Fees	**40,708**	**6,000**

Note 16 –Commitments

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company may be subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 17 – Subsequent Events

Dog Parker adopted the FASB amendments to general standards on accounting for, and disclosures of events that occur after the date of the statement of financial position but before financial statements are issued or are available to be issued. Management has evaluated subsequent events through October 30th, 2017, the date on which financial statements were available for issue. The adoption of this guidance did not materially impact Dog Parker's financial statements.